

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Blake Janover
Chief Executive Officer
Janover Inc.
6401 Congress Ave, Ste 250
Boca Raton, FL 33487

   **Re:  Janover Inc.**
       **Amendment No. 3 to Registration Statement on Form S-1**
       **Filed June 12, 2023**
       **File No. 333-267907**

Dear Blake Janover:

   We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

Form S-1 filed June 12, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results for Operations
Three Months Ended March 31, 2023, Compared to the Three Months Ended March 31, 2022, page 49

1.   Please enhance your revenue discussion to disclose the number of transactions closed and average revenue per transaction for the periods present consistent with your revenue discussion for years ended December 31, 2022 and December 31, 2021, and discuss underlying changes in trends.  Refer to Item 303(c) of Regulation S-K.

You may contact David Irving at (202) 551-3321 or Michelle Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters.  Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210  with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance